Exhibit 99.1

Investor News	Fresenius Medical Care AG Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
Phone: + 49 6172 609 2601
Fax: + 49 6172 609 2301
E-mail: ir-fms@fmc-ag.com

North America:
Heinz Schmidt
Phone: + 1 781 402 9000
Ext.: 4518
Fax: + 1 781 402 9741
E-mail: ir-fmcna@fmc-ag.com

Internet: http://www.fmc-ag.com

May 04, 2005

Fresenius Medical Care to Acquire Renal Care Group, Inc.

The transaction combines the key success factors in the industry – an attractive payor mix and cost leadership – under the common vision of high quality of care and a shared dedication to innovative treatment models and compliance.

Bad Homburg, Germany – Fresenius Medical Care AG (“the Company”) (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world’s largest provider of Dialysis Products and Services, today announced that it has entered into a definitive agreement to acquire Renal Care Group, Inc (NYSE: RCI), Nashville, Tennessee, for a price of $48.00 per share in cash. The total net consideration for the acquisition of all outstanding shares of Renal Care Group, Inc., is $3.5 billion (on a fully diluted basis), which will be all-debt financed. The acquisition is anticipated to be neutral to slightly accretive to earnings in 2006 and clearly accretive to earnings in 2007 and thereafter.

Fresenius Medical Care AG, May 04, 2005

1 of 4

Renal Care Group, Inc. is a fast-growing, highly profitable dialysis service provider that will be an attractive complement to Fresenius Medical Care’s U.S. business. In 2004, Renal Care Group’s revenue was approx. $1.35 billion with an EBIT of $254 million and a net income of $122 million. As of March 31, 2005, Renal Care Group owned more than 425 dialysis clinics and served over 30,400 patients. Renal Care Group generates an industry-leading share of 43% of its revenue from private payors.

The 2004 pro forma combined revenue of Fresenius Medical Care and Renal Care Group was approximately $7.5 billion. On a pro forma combined basis as of March 31, 2005, Fresenius Medical Care and Renal Care Group served approximately 117,000 patients in over 1,560 clinics in North America and more than 156,000 patients in over 2,000 dialysis clinics worldwide.

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “This acquisition solidifies Fresenius Medical Care’s position as the leader in dialysis services in the U.S. With its service network, Renal Care Group provides an excellent strategic and geographic fit to Fresenius Medical Care’s operations in the world’s largest dialysis market. We are convinced that this acquisition will enhance the Company’s growth prospects and profitability. This step combines the excellent and experienced management teams of both companies. Furthermore, Fresenius Medical Care will be well positioned to create additional growth potential for its dialysis product business and will provide opportunities to successfully leverage the Company’s cost leadership position through its combination with Renal Care Group”.

Gary Brukardt, President and Chief Executive Officer of Renal Care Group, commented: “We are very pleased with this agreement. Both companies, Renal Care Group and Fresenius Medical Care, have three key assets in common: a strong commitment to continuous quality improvement, dedicated and highly-motivated people and experienced and visionary management teams. This combination clearly gives us an opportunity to create a superior platform for innovation in the delivery of services and products and will further enhance the lives of patients entrusted to our care”.

Fresenius Medical Care AG, May 04, 2005

2 of 4

At a price of $48.00 per share in cash, shareholders of Renal Care Group would receive a premium of 22% over yesterday’s closing price. Fresenius Medical Care plans to finance the acquisition primarily through an extension of its senior credit agreement. The existing $1.2 billion credit agreement will be replaced by a $5.0 billion senior credit facility. Financing commitments have been received from Bank of America and Deutsche Bank, and are subject to customary conditions. Deutsche Bank acted as financial advisor to Fresenius Medical Care for this acquisition.

The transaction is subject to the approval of Renal Care Group’s shareholders and other customary closing conditions, including the expiration of the waiting period under the Hart-Scott Rodino Antitrust Improvements Act. The Company anticipates to close this transaction in the second half of 2005.

Analyst Meeting

Instead of a Conference Call only, Fresenius Medical Care will also host an Analyst Meeting on May 04, 2005 at 2.30pm CET / 8.30am EDT at its headquarters in Bad Homburg. The Company invites investors to listen to the live video webcast of the meeting at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

If you would like to participate via telephone, please call the following number on the day and at the time mentioned above:

+1 (706) 645 9185 (U.S./Canada and International Callers).

***

Fresenius Medical Care AG, May 04, 2005

3 of 4

Fresenius Medical Care AG is the world’s largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,630 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 125,900 patients around the globe. Fresenius Medical Care is also the world’s leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements, including statements regarding the timing, terms, synergies and anticipated effect of the proposed transaction with Renal Care Group and the statements of Messrs. Lipps and Brukardt, that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including the risk that the proposed transaction may not be consummated. The following factors, among others, could cause actual results to differ materially from those described herein or from past results: the failure of Renal Care Group stockholders to approve the transaction; the risks that the Company and Renal Care Group businesses will not be integrated successfully or that anticipated synergies will not be realized; the costs related to the transaction; inability to obtain, or meet conditions imposed for, required governmental and regulatory approvals and consents; other economic, business, competitive and/or regulatory factors affecting the Company’s and Renal Care Group’s businesses generally, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

In connection with the acquisition by the Company, Renal Care Group will be filing a proxy statement with the U.S. Securities and Exchange Commission. Renal Care Group investors and security holders should read the proxy statement concerning the proposed transaction when it becomes available because it will contain important information. Renal Care Group investors and security holders may obtain a free copy of the proxy statement when it becomes available and other documents filed or furnished by Renal Care Group with the SEC at the SEC’s website at www.sec.gov. The proxy statement and other documents to be filed or furnished by Renal Care Group may also be obtained for free by directing a request to Renal Care Group. Investors may also obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Renal Care Group stockholders to approve the merger at the following address: Renal Care Group, Inc., 2525 West End Avenue, Suite 600, Nashville, Tennessee 37203.

Fresenius Medical Care AG, May 04, 2005

4 of 4